Exhibit 99.1

RAD

RADIOPHARM THERANOSTICS

Quarterly Activities & Cash Report and 4C for the quarter ended 30 June 2025

ASX ANNOUNCEMENT 29 July 2025

Radiopharm Theranostics reports Fiscal Year 2025 Financial Results and Business Update

On track to complete enrollment of first two cohorts of RAD204 following positive recommendation from DSMC to escalate dose to 60mCi of Lu177

On track to complete enrollment of the first cohort of Phase 1 ‘HEAT’ trial of RAD202 for treatment of advanced HER2-positive solid tumors

U.S. FDA granted Fast Track Designation for RAD101 to distinguish between recurrent disease and the treatment effect of brain metastases

Confirmed guidance of Cash Runway through to mid-2026

Sydney, Australia – 29 July 2025 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced financial results for the fiscal year ended June 30, 2025, and provided a corporate update.

“During the last quarter, we continued to execute with discipline and momentum across our pipeline, advancing key milestones within both our therapeutic and diagnostic radiopharmaceutical programs,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “We are encouraged by the pace and efficiency of our development efforts. Notable achievements this quarter include the FDA’s Fast Track Designation for RAD101, DSMC clearance to proceed with higher dosing of RAD204, procurement of multiple supply agreements for key radioisotopes and meaningful clinical progress across our clinical pipeline. These milestones reflect our unwavering commitment to delivering precise, targeted radiopharmaceutical solutions that have the potential to transform cancer care. Looking ahead, we anticipate a number of important clinical and corporate milestones throughout the remainder of 2025.”

Program and Business Updates

177Lu-RAD204 – Nanobody targeting PD-L1 radiolabeled with Lutetium 177

●	In May 2025, Radiopharm shared updates from an independent Data and Safety Monitoring Committee (DSMC), which concluded that Cohort 2 of the Phase 1 study of 177Lu-RAD204 could proceed at a higher dose level. The higher dose level was determined to be 60mCi of Lu177 rather than the 40mCi previously assumed in the protocol. The second cohort of patients is expected to be fully enrolled in the coming weeks and will include expansion to multiple tumor types including Non-Small Cell Lung Cancer, Small-Cell Lung Cancer, Triple-Negative Breast Cancer, Cutaneous Melanoma, Head and Neck Squamous Cell Carcinoma and Endometrial Cancer.

●	Data from the first two cohorts of patients in the Phase 1 study of 177Lu-RAD204 are expected in the second half of 2025.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 29 July 2025

177Lu-RAD202 – Nanobody targeting HER2 radiolabeled with Lutetium 177

●	In June 2025, Radiopharm dosed the first patient in its Phase 1 HEAT clinical trial of 177Lu-RAD202. The open-label Phase 1 HEAT clinical trial is a dose escalation trial of 177Lu-RAD202, designed to determine the recommended Phase 2 dose and to evaluate the safety and preliminary clinical activity in individuals with Human Epidermal Growth Factor Receptor 2 (HER2)-positive expression in a wide variety of advanced solid tumors.

●	Preliminary data from the first two cohorts of patients in the Phase 1 study of 177Lu-RAD202 are expected by the end of 2025.

●	Ten HER2-positive breast cancer patients were previously dosed in a Phase 1 diagnostic study of RAD202, which demonstrated clinical proof-of-concept as well as the safety and distribution of RAD202.

18F-RAD101 – Small molecule targeting fatty acid synthase radiolabeled with Fluorine-18

●	In June 2025, the U.S. Food and Drug Administration (FDA) granted Fast Track Designation for 18F-RAD101 to distinguish between recurrent disease and treatment effect of brain metastases originating from solid tumors of different origins.

●	In April 2025, Radiopharm dosed the first patient in the U.S. Phase 2b imaging study of 18F-RAD101. The multicenter, open-label, single arm Phase 2b clinical trial is evaluating the diagnostic performance of 18F-RAD101 in 30 participants with confirmed recurrent brain metastases.

●	Interim Data from the Phase 2b study are expected in the second half of 2025.

Ga68-RAD301 – Peptide targeting αvΒ-integrin radiolabeled with Gallium 68

●	Enrollment is ongoing in the Phase 1a open label clinical study of the safety and biokinetics of Ga68-RAD301 in healthy human volunteers and participants with pancreatic ductal adenocarcinoma (PDAC).

Preclinical Assets

●	In June 2025, Radiopharm reported preclinical data for the Lu177-B7H3-mAb (a joint venture with MD Anderson Cancer Centre), RV-01, demonstrating favorable biodistribution and high tumor uptake.

o	RV-01 is a B7-H3-targeted radiopharmaceutical therapy designed with strong affinity for the 4Ig isoform of B7H3 that is highly expressed in tumors and not in healthy tissues and which when highly expressed is associated with poor prognosis in many cancer types. RV-01 is being developed in partnership with MD Anderson Cancer Center.

o	In July 2025, Radiopharm announced FDA clearance of its Investigational New Drug (IND) application for RV-01 enabling a pathway to Phase 1 First-In-Human study initiation in the fourth quarter of 2025.

●	Radiopharm plans to submit a package for ethics approval to begin a Phase 1 clinical trial in prostate cancer for 161Tb-RAD 402, its anti-kallikrein related peptidase 3 monoclonal antibody radiotherapeutic labelled with Terbium 161. The Company expects to begin dosing subjects in this clinical trial in the fourth quarter of 2025 in Australia.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 29 July 2025

Business Updates

●	Radiopharm and ITM Isotope Technologies Munich SE (ITM) entered a supply agreement that will provide Radiopharm with ITM’s medical radioisotope, non-carrier-added Lutetium-177. The supply agreement enables usage in the clinical trials of the Lutetium-177-based molecules in the Company’s development pipeline, including RAD204, RAD202 and RV-01, for the treatment of solid tumors.

●	Radiopharm and Cyclotek entered a supply agreement in which Cyclotek will produce and provide doses of 161Tb-RAD 402 to support Radiopharm’s upcoming Phase 1 clinical trial in prostate cancer in Australia.

Financial update

The following is a summary of the Appendix 4C Cash Flow Report:

●	The year-end closing cash balance was $29.12 million, a rise from $18.58 million at the close of the previous year.

●	Net cash outflows from operating activities for the year totaled $36.67 million. Direct Research and Development expenditure and Staff Costs comprised over 90% of the total operating expenditure for the year and quarter.

●	On July 16, 2025, the Company reported the receipt of $4.58 million for the research and development tax incentive and associated interest for the 2024 financial year.

In compliance with Listing Rule 4.7C, payments to related parties and their associates, as detailed in item 6.1 of Appendix 4C, encompass remuneration for director fees to executive and non-executive directors, conducted in the ordinary course of business at commercial rates, excluding reimbursements for out-of-pocket expenses.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 29 July 2025

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity

Radiopharm Theranostics Limited

ABN	Quarter ended (“current quarter”)
57 647 877 889	30 June 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities	829	5,366
1.1	Receipts from customers
1.2	Payments for	(4,759)	(28,393)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(119)	(276)
	(d) leased assets	-	-
	(e) staff costs	(2,406)	(10,482)
	(f) administration and corporate costs	(922)	(4,412)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	193	800
1.5	Interest and other costs of finance paid	-	(44)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other – GST refunded	157	771
1.9	Net cash from / (used in) operating activities	(7,027)	(36,670)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	2,995
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	2,995

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	53,978
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(472)	(4,738)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	(1,900)
3.7	Transaction costs related to loans and borrowings	-	(219)
3.8	Dividends paid	-	-
3.9	Other – payments of license fee liabilities and settlement fees	-	(2,928)
3.10	Net cash from / (used in) financing activities	(472)	44,193

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	36,864	18,575
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,027)	(36,670)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	2,995
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(472)	44,193
4.5	Effect of movement in exchange rates on cash held	(248)	24
4.6	Cash and cash equivalents at end of period	29,117	29,117

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	29,117	36,864
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	29,117	36,864

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	555
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(7,027)
8.2	Cash and cash equivalents at quarter end (item 4.6)
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	29,117

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note:	where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 July 2025

Authorised	by: The Board

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Quarterly Activities & Cash Report and 4C for the quarter ended 30 June 2025

ASX : RAD

RAD

RADIOPHARM THERANOSTICS